Exhibit 2

Ortelius Nominates Six Highly Qualified and Independent Candidates for Election to the Board of Directors of Trecora Resources

Issues Letter to Stockholders to Outline the Case for Meaningful Change Atop Trecora Following Years of Stagnation and Underperformance

NEW YORK--(BUSINESS WIRE)--Ortelius Advisors, L.P., which collectively with its affiliates is the largest stockholder of Trecora Resources (NYSE: TREC), today issued the following open letter to fellow stockholders.

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February 7, 2022

Fellow Stockholders,

Ortelius Advisors, L.P. (together with its affiliates, "Ortelius," “we,” or “us”) owns approximately 11.3% of the outstanding common stock of Trecora Resources (“Trecora” or the “Company”), making us the Company’s largest stockholder.1 While we believe that Trecora has significant upside potential based on its top-quality assets, favorable industry dynamics, and considerable free cash flow capabilities, Ortelius is deeply concerned by the Company’s chronic undervaluation and disappointing performance. Trecora’s stock price returns, on an absolute basis and when compared to the broader market, relevant indices and peers and over multiple time periods, are consistently abysmal.

Trecora’s specialty petrochemicals segment, representing roughly 85% of the Company’s total revenues, is a leader in the manufacturing of high purity hydrocarbons such as pentane and hexane, which are used in the production of polyethylene, polypropylene, polyurethane foams, expandable polystyrene, and packaging. The Company‘s other business units, accounting for the remainder of its sales, produce specialty waxes and provide custom processing services.

Trecora’s primary operations, as one of two producers in the U.S., supply approximately two-thirds of the market. Customer contracts are typically locked up for multi-year periods, demand is price inelastic, and roughly 65% of revenues are cost-plus, generating durable and relatively steady EBITDA. In addition, the Company possesses a sustainable, competitive strategic advantage that includes differentiated products, superior customer service, high barriers to entry, and significant switching costs.

Despite Trecora’s numerous strengths, first-class facilities, and excess capacity, unit sales have stagnated for years, while capital has been grossly misallocated. In 2014, the Board of Directors (the “Board”) approved the $73 million acquisition of the Company’s specialty waxes and custom processing businesses. From 2015 to 2018, the Board approved another $115 million in growth-oriented capital expenditures. Regrettably, the combined $188 million in investments, which amount to roughly 95% of Trecora’s current market capitalization, has had no discernible positive impact on the Company’s financials.

1 Based on information publicly available at this time.

In particular, the Board directed substantial resources to three major projects: the D Train, an Advanced Reformer, and a Hydrogenation/Distillation unit. Accordingly, in a November 2017 presentation, management projected that EBITDA would grow from $31 million in 2016 to $63 million in 2022. A little more than a year later, in March 2019, management conceded that its multi-year investment cycle had “not delivered results.” Unfortunately, EBITDA remains below 2016 levels today.

During the past five years, Trecora’s stock price has dropped 41.7%, underperforming benchmark averages by a staggering 136.8%. Below is an assessment of the Company’s returns under the current regime:

Total Stockholder Returns[2]	1-Year (12/31/20-12/31/21)	3-Year (12/31/18-12/31/21)	5-Year (12/31/16-12/31/21)
Trecora	15.6%	3.6%	-41.7%
Peer Group[3]	38.8%	58.2%	31.3%
Dow Jones U.S. Small Cap Specialty Chemicals Index	48.0%	106.0%	114.6%
S&P Supercomposite Specialty Chemicals Index	27.7%	75.8%	106.0%
Russell 3000 Index	25.6%	99.0%	128.3%

Following years of disappointing results related to governance, strategy, capital structure, investment allocation, operations, stockholder returns, and other matters, we see no reason for confidence in the Board’s decision-making abilities. Consequently, Ortelius firmly believes that incremental change – such as adding one or two new directors to the Board – is woefully insufficient to reverse a culture that lacks accountability. Therefore, we are nominating six highly qualified, independent director candidates for election to the Board at the upcoming Annual Meeting of Stockholders in 2022.

Ortelius believes there are multiple paths to building and unlocking intrinsic value over the near- and long-term, including organic growth, corporate finance solutions, and strategic alternatives. We look forward to earning your support for our slate in the weeks and months to come.

Peter DeSorcy

Managing Member

Ortelius Advisors, L.P.

2 Source: Bloomberg. Returns are adjusted for dividends.

3 Trecora Resources 2021 proxy statement Peer Group includes: American Vanguard Corporation (NYSE:AVD), Balchem Corporation (NasdaqGS:BCPC), Chase Corporation (AMEX:CCF), Core Molding Technologies, Inc. (AMEX:CMT), Flotek Industries, Inc. (NYSE:FTK), FutureFuel Corp. (NYSE:FF), Hawkins, Inc. (NasdaqGS:HWKN), Intrepid Potash, Inc. (NYSE:IPI), Innospec Inc. (NasdaqGS:IOSP), Kraton Corporation (NYSE:KRA), Stepan Company (NYSE:SCL), LSB Industries, Inc. (NYSE:LXU).

The Ortelius Nominees

Shawn Abrams

We believe Shawn Abrams’ 35-year track record successfully building and improving global businesses in the chemicals industry sector makes him an ideal director candidate for Trecora’s Board. Mr. Abrams has significant private equity and corporate board experience, currently serving on the boards of PQ Corp., Savillex, LLC, Smart Chemicals LLC, and CCR Specialty Chemicals, LLC. Most recently, Mr. Abrams has been active in private equity investments in the chemicals and materials industry following a career with Evonik Industries AG and W.R. Grace. Mr. Abrams has led strategy development, organizational change, and acquisition efforts at various companies and divisions, successfully guiding businesses through evolving economic and market cycles. If elected, Mr. Abrams would bring invaluable operational and strategic positioning experience to Trecora’s Board.

David Johnson

We believe David Johnson’s extensive investment management expertise and governance experience make him an ideal director candidate for Trecora’s Board. Prior to serving as the Chief Investment Officer and Managing Partner of Caligan Partners LP, Mr. Johnson was a Managing Director at The Carlyle Group for nearly a decade. At Carlyle, Mr. Johnson was involved in many of the firm’s strategic initiatives and sat on investment committees for a number of different funds that invested in both equity and credit. During his time as a Vice President in the Principal Investments division of Morgan Stanley, Mr. Johnson served as a director of SeaChange Maritime Limited, and an observer to the boards of Grifols, S.A., All Star Gas, Viatel Holding (Bermuda), Impsat Fiber Networks, and Logix Communications. He has served as an independent director at Liquidia Corporation since April 2021. If elected, Mr. Johnson’s insights into financial strategy and organizational and business development would be invaluable to Trecora’s Board.

Michael Lefenfeld

We believe Michael Lefenfeld’s leadership experience as an innovation-focused chemicals business founder and executive make him an ideal director candidate for Trecora’s Board. For the past four years, Mr. Lefenfeld has served as a director, President and Chief Executive Officer of Cyanco, a chemical producer and distributor. Mr. Lefenfeld has a strong track record of unlocking top-line growth and profitability through organic and inorganic pathways and has successfully reimagined forgotten technologies and processes to create step-change advances in today’s industries. Prior to co-founding SiGNa Chemistry, Inc. and serving as its Chief Executive Officer and President, Mr. Lefenfeld won numerous chemistry and technological awards, including Inc. Magazine's Top 30 Entrepreneurs Under 30. His work has led to more than 45 patents and patent applications with more than 35 licensed or in active use. If elected, Mr. Lefenfeld’s expertise reinvigorating mature and stagnant businesses, developing sustainable business models, and re-engineering ineffective workflows would be invaluable to Trecora’s Board.

Ted Pettijohn, PhD

We believe Ted Pettijohn, PhD’s 30-plus years of experience in the chemicals and petrochemical industries make him an ideal director candidate for Trecora’s Board. Prior to serving as the President of Arcanum Infrastructure LLC and Raven Butene-1, LLC, Dr. Pettijohn worked for nearly two decades at Evonik Corporation, where he was responsible for all growth activities (inorganic and organic) of Evonik in North America, including launching and managing the Evonik Oil & Gas Group that supplies chemicals and plastics to the upstream and midstream markets. Dr. Pettijohn earned a PhD in Inorganic/Organometallic Chemistry from The University of Texas at Austin and has more than 50 patents, most of them relating to petrochemical catalysts. If elected, Dr. Pettijohn’s significant knowledge of the chemicals industry and deep understanding of its key underlying concepts would be invaluable to Trecora’s Board.

Ivona Smith

We believe Ivona Smith’s extensive audit, risk, and restructuring advisory experience would make her an ideal director candidate for Trecora’s Board. Ms. Smith currently serves as an independent director for private and public companies, including Rayonier Advanced Materials Inc. (NYSE: RYAM), where she also sits on the Audit Committee and Finance & Strategy Committee. Prior to serving as the trustee of various litigation and liquidation trusts at Drivetrain LLC, Ms. Smith co-founded Restoration Capital Management LLC, an SEC-registered investment advisory firm with a focus on investing in special situations. At Restoration Capital, Ms. Smith participated in all aspects of the business, including portfolio management, risk management, employee management, marketing, and client relations. If elected, Ms. Smith’s 20 years of experience investing in and advising companies undergoing operational or financial restructurings would be invaluable to Trecora’s Board.

Christine Staples

We believe Christine Staples’ vast experience in the chemicals, water, and energy markets as a C-suite executive would make her an ideal director candidate for Trecora’s Board. Ms. Staples currently serves as Chief Executive Officer of BSpoke Consulting, an advisory firm she founded that helps industrial clients implement segmented sales strategies, build global marketing plans, and re-frame sustainable operating models. Prior to serving as Chief Executive Officer of G2O Technologies, a water technologies company, and as Executive Vice President of Buckman International’s Water Treatment division, Ms. Staples served in positions of increasing seniority at Ecolab (NYSE: ECL) for 20 years. Ms. Staples possesses deep knowledge of organic and inorganic growth strategies, global sales and marketing tactics, operational workflows, and M&A. In addition to her strategic skills, she has hands-on experience with executive pay and performance, succession planning, talent management, risk management, and performance metrics. If elected, Ms. Staples' experience leading large-scale sales and marketing efforts and organizational changes would be invaluable to Trecora’s Board.

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About Ortelius Advisors, L.P.

Ortelius is a research-intensive, fundamental-based, activist-oriented alternative investment management firm focused on event-driven opportunities. Founded in 2015 by Peter DeSorcy and H.R.H. Prince Pavlos, the asset manager is based in New York City.

Certain Information Concerning the Participants

Ortelius, together with the other participants named herein, intends to file a preliminary proxy statement and appropriate accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of the Ortelius Nominees at Trecora’s 2022 Annual Meeting of Stockholders.

ORTELIUS STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE NOMINEES. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Ortelius, Pangaea Ventures, L.P. ("Pangaea"), Temnein Ventures III, L.P. (“Temnein”); Panthalassa Ventures, L.P. (“Panthalassa”) and Peter DeSorcy, as well as the Ortelius Nominees.

As of the date hereof, Pangaea directly beneficially owns 2,328,024 shares of common stock, par value $0.10 per share (the "Common Stock"), of the Company, Temnein directly beneficially owns 346,659 shares of Common Stock, and Panthalassa does not beneficially own any shares of Common Stock. Ortelius has voting and dispositive power over the shares of Common Stock held by Pangaea and Temnein, and through ownership and control Mr. DeSorcy has voting and dispositive power over such shares.

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Contacts

Stockholders:

Okapi Partners

Mark Harnett, 646-556-9350

mharnett@okapipartners.com

Media:

Longacre Square Partners

Charlotte Kiaie, 646-386-0091

ckiaie@longacresquare.com

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